March 8, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Your Letter Dated February 25, 2011 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)

Form 10-K for the Fiscal Year Ended October 1, 2010

Form 10-Q for the Period Ended December 31, 2010

Dear Mr. Decker:

We acknowledge receipt of your comment letter and wish to confirm, based on yesterday’s telephone conversation between Ms. Lisa Etheredge and a Jacobs representative, that we will submit our response to you no later than March 25, 2011.

We appreciate the accommodation, and please feel free to call me at (626) 578-6819 if you have any questions.

Very truly yours,

s/n NAZIM G. THAWERBHOY.

Nazim G. Thawerbhoy.

Senior Vice President and Controller